Exhibit 99.1

March 15, 2019: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that Pawan Kumar Agrawal has been appointed Chief Financial Officer (CFO) of Azure Power effective March 15, 2019. Prior to his new position, Pawan was the Chief Investment Officer of Azure Power and led its capital raising activities. Pawan has experience in corporate and structured finance, portfolio monitoring, financial analysis, credit rating, business development and relationship management in the infrastructure sector with special focus on renewable energy. Prior to Azure Power, Pawan served in various leadership positions at YES Bank. Pawan was instrumental in issuance of India’s first Green Bond as well as India’s first IIFCL/ADB braced Partial Credit Enhanced Bond in the Indian solar sector. Pawan has also worked with CRISIL, Indian-Oil and Ernst & Young.

Sushil Bhagat resigned as CFO for personal reasons. Mr Bhagat’s decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.